(Translation)

Securities Code 8316

June 5, 2026

To Shareholders with Voting Rights

Toru Nakashima
Director President
Sumitomo Mitsui Financial Group, Inc.
1-2, Marunouchi 1-chome, Chiyoda-ku,
Tokyo, Japan

NOTICE OF CONVOCATION OF
THE 24th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 24th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the "Company") to be held as stated below.

If you are unable to attend the meeting, you can exercise your voting rights by post or via the Internet. Please take the time to review the "Reference Documents for the General Meeting of Shareholders" and exercise your voting rights in accordance with the instructions on pages 4 to 5.

Particulars

1. **Date and Time:** 10:00 a.m. on Friday, June 26, 2026 (Japan time)
2. **Place:** Head Office of the Company (Sumitomo Mitsui Banking Corporation Head Office Building) at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
3. **Agenda of the Meeting:**
   Matters to be reported: (1) Business Report, Consolidated Financial Statements for the 24th Fiscal Year (from April 1, 2025 to March 31, 2026) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Audit Committee
   (2) Non-Consolidated Financial Statements for the 24th Fiscal Year (from April 1, 2025 to March 31, 2026)

   Proposals to be resolved:
   Company Proposals
   Proposal No. 1: Appropriation of Surplus
   Proposal No. 2: Partial Amendments to the Articles of Incorporation
   Proposal No. 3: Election of Thirteen Directors

   Shareholder Proposal
   Proposal No. 4: Partial Amendments to the Articles of Incorporation (Revision to the allocation of authority concerning acquisition of corporation's own shares)

Measures for Electronic Provision of Shareholders Meeting Reference Documents Format

Pursuant to applicable laws and regulations and Article 25 of the Articles of Incorporation, the Company has taken measures for electronic provision of the shareholders meeting reference documents (the "electronic provision measures matters"). Please access the following Company's website to view them.

The Company's website	https://www.smfg.co.jp/english/investor/financial/meeting.html

In addition to the Company's website, the electronic provision measures matters are also posted on the Tokyo Stock Exchange's website (Listed Company Search). Please access the following website and enter "Sumitomo Mitsui Financial Group" as the issue name (company name) or "8316" as the securities code, perform a search, then select "Basic information" and then "Documents for public inspection/PR information" to view them.

Tokyo Stock Exchange's website	https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show

-- ---------------
* If the electronic provision measures matters are corrected, a statement to that effect, the matters before correction, and the corrected items will be posted on the Company's website and on the Tokyo Stock Exchange's website.
* Among the electronic provision measures matters provided in electronic format, the following items are not included in the documents delivered to shareholders who have requested physical delivery of documents by the record date, in accordance with laws and regulations and Article 25 of the Articles of Incorporation of the Company.
■ Business Report
  ● "Employees of the Group," "Principal Offices of the Group," and "Major Borrowings" in "Matters regarding the Current Condition of the Company"
  ● "Liability Limitation Agreement," "Indemnity Agreement," and "Matters Concerning Directors and Officers Liability Insurance Contract" in "Matters regarding Directors and Corporate Executive Officers"
  ● "Matters regarding Outside Directors"
  ● "Matters regarding Shares of the Company"
  ● "Matters regarding Stock Acquisition Rights, etc. of the Company"
  ● "Matters regarding the Accounting Auditor"
  ● "System to Ensure Appropriate Conduct of Operations"
  ● "Matters regarding Specified Wholly Owned Subsidiary"
  ● "Policy Regarding the Exercise of Authority Given to the Board of Directors Under the Articles of Incorporation Pursuant to Paragraph 1, Article 459 of the Companies Act"
■ Consolidated Financial Statements
  Notes
■ Non-Consolidated Financial Statements
  Notes
■ Certified Copy of the Accounting Auditor's Report of Consolidated Financial Statements

【Process leading up to the General Meeting of Shareholders】

Before the General Meeting of Shareholders

Exercising of voting rights in advance

Via the Internet   By Post
See page 4 for details   See page 5 for details

Voting deadline: No later than 5:10 p.m. on Thursday, June 25, 2026 (Japan time)

Sending questions and opinions in advance

Reception deadline: No later than 5:10 p.m. on Friday, June 19, 2026 (Japan time)
See page 6 for details

On the day of the General Meeting of Shareholders

Viewing simultaneous broadcast

Dedicated website: https://smfg-soukai.live/

Date and time: 10:00 a.m. on Friday, June 26, 2026
See page 6 for details

➢ If you attend the Ordinary General Meeting of Shareholders in person, please present the enclosed Attendance Sheet at the reception desk without detaching the Voting Rights Exercise Form on arrival at the meeting.

【Guidance on the Exercise of Voting Rights via the Internet】

Voting Deadline:　No later than 5:10 p.m. on Thursday, June 25, 2026 (Japan time)

Please log-in to the "Portal of Shareholders' Meeting," a website managed by our share register agent, and indicate your approval or disapproval for each proposal no later than the above voting deadline, following the instructions on the screen.

- If you vote more than once via the Internet, your last vote will be treated as effective.
- If you vote both by post and via the Internet, your vote via the Internet will be treated as effective.
- The above voting website is available in Japanese only.

How to Log-in to the Portal of Shareholders' Meeting and Indicate Your Approval or Disapproval

1. Please scan the "Login QR Code for the Portal of Shareholders' Meeting" printed on the enclosed Voting Rights Exercise Form. Alternatively, please access the website below and enter the "Login ID / Login ID for the Portal of Shareholders' Meeting" and password.
   The Portal of Shareholders' Meeting: https://www.soukai-portal.net
   * QR Code is a registered trademark of DENSO WAVE INCORPORATED.

2. Please select the "Exercise Voting Rights" button on the page that appears after the login to the "Portal of Shareholders' Meeting," and follow the on-screen instructions to indicate your approval or disapproval for proposals.

* If you change the content of the vote after exercising your voting rights, you will be required to enter the "Login ID / Login ID for the Portal of Shareholders' Meeting" and password printed on the Voting Rights Exercise Form.
* You may also exercise your voting rights by accessing the website below.
   https://www.web54.net

Please be advised that there are system constraints for security purposes. For further information, please contact Web Support at the telephone number below.

Inquiries regarding Exercise of Voting Rights via the Internet:
Sumitomo Mitsui Trust Bank, Limited
Stock Transfer Agency Web Support
　　　Phone: 0120-652-031 (toll free within Japan)
　　　Hours: 9:00 a.m. to 9:00 p.m. (Japan time)

The Electronic Voting Platform for Institutional Investors
The Electronic Voting Platform, operated by ICJ, Inc., is available for institutional investors that have applied in advance to use the platform.

【Guidance on the Exercise of Voting Rights by Post】

Voting Deadline: Voting Rights Exercise Form must reach our share register agent
no later than 5:10 p.m. on Thursday, June 25, 2026 (Japan time).

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and return it by post to reach our share register agent no later than the above voting deadline. You can use the enclosed personal information security sticker.
If a form is submitted without indicating approval/disapproval for individual proposals, it will be considered to be approving the company proposals and disapproving the shareholder proposal.

<How to fill out the Voting Rights Exercise Form>

As to Proposal No. 3, if you wish to express a differing opinion on one or more of the candidates, enter the number of the candidate.

Proposal No. 4 is a proposal made by one shareholder. The Board of Directors opposes this proposal.

【Guidance on the Viewing Simultaneous Broadcast and the Sending Questions and Opinions in Advance】

The dedicated website below is available in Japanese only.

<How to view simultaneous broadcast>

(1) Please access the following dedicated website and enter the **shareholder number** and **postal code** printed on the Voting Rights Exercise Form.

Dedicated website: https://smfg-soukai.live/

10:00 a.m. on Friday, June 26, 2026 (Japan time)

(2) Press "Start view" on the screen after logging in.

[Recommended system environment]

(Windows environment) Microsoft Edge (Chromium) Google Chrome Mozilla Firefox	(Mac environment) Safari Google Chrome Mozilla Firefox
(Android environment) Google Chrome Mozilla Firefox	(iPhone/iPad environment) Safari

Notes:

- During simultaneous broadcast, you cannot exercise voting rights or ask questions, etc.
- Please note that video and audio may delay in comparison with what is going on at the General Meeting of Shareholders, and problems may occur depending on the equipment you are using and the network environment you are in.

<How to send your questions/opinions in advance>
No later than 5:10 p.m. on Friday, June 19, 2026 (Japan time)

(1) Please follow the instructions on page 4 to log-in to the "Portal of Shareholders' Meeting."
(2) Please select the "Send questions in advance" button on the page that appears after the login, and please follow the on-screen instructions to enter your question/opinion in the textbox.

Notes:

- Each person is allowed to submit only one question/opinion. You cannot delete or edit your question/opinion after submission.
- Enter your question/opinion concisely.
- Regarding mainly matters in which shareholders are believed to be highly interested among the questions/opinions that are sent, the Company's position and other information will be posted on the Company's website after the close of the General Meeting of Shareholders.
- Please note that we do not give explanations to and contact shareholders individually.

Reference Documents for the General Meeting of Shareholders

Proposals, Reasons and References

Company Proposals (Proposals No. 1 to No. 3)

Proposal No. 1:   Appropriation of Surplus

The Company's capital policy is to realize sustainable growth in shareholder value by balancing securing financial soundness, enhancing shareholder returns and investing for growth. Considering this policy, economic and financial climates forecasted for the future, and business results for the 24th fiscal year, we propose the dividend of surplus at the end of the fiscal year as described below.

It should be noted that we do not propose any other appropriation of surplus.

(1) Dividend type

    Cash

(2) Allocation of dividend and aggregate amount to be distributed

    Common stock   ¥79 per share   Total ¥301,577,801,159

    As we have already paid an interim dividend of ¥78 per share of common stock, the annualized dividend will be ¥157 per share. This represents an increase of ¥35 per share compared with the preceding fiscal year, when the annualized dividend was ¥122 per share adjusted for the 3-for-1 common stock split performed on October 1, 2024.

(3) Effective date of dividend of surplus

    June 29, 2026



(Reference) Dividend per share of common stock

Note: Dividends prior to the 3-for-1 common stock split performed on October 1, 2024 are presented adjusted for the stock split (indicated figures are rounded down to the nearest unit).

Proposal No. 2: Partial Amendments to the Articles of Incorporation

At the Board of Directors meeting held on May 13, 2026, it was resolved that each share of common stock will be split into 2 shares per share with September 30, 2026 as the record date for the stock split, and October 1, 2026, as the date on which the stock split takes effect. The Company intends to amend its Articles of Incorporation as shown in the following comparison table with October 1, 2026 as the date on which the amendments take effect, to increase the total number of authorized shares and the total number of authorized shares of common stock in line with the ratio of the split of common stock.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)

Existing Articles of Incorporation	Proposed Amendments
(Total Number of Authorized Shares) Article 6. The total number of shares the Corporation is authorized to issue shall be <u>nine billion five hundred sixty four thousand (9,000,564,000)</u> shares.	(Total Number of Authorized Shares) Article 6. The total number of shares the Corporation is authorized to issue shall be <u>eighteen billion five hundred sixty four thousand (18,000,564,000)</u> shares.
(Total Number of Authorized Shares of Each Particular Class of Shares) Article 7. The total number of shares the Corporation is authorized to issue shall consist of <u>nine billion (9,000,000,000)</u> common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.	(Total Number of Authorized Shares of Each Particular Class of Shares) Article 7. The total number of shares the Corporation is authorized to issue shall consist of <u>eighteen billion (18,000,000,000)</u> common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

Proposal No. 3:   Election of Thirteen Directors

The terms of office of all thirteen Directors will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following thirteen Directors (seven of whom will be Outside Directors) is proposed. The candidates to serve as Directors, based on the decision of the Nominating Committee, are as follows.

Candidate No.	Name	Positions and responsibilities at the Company	Attendance of the Board of Directors meeting (attendance rate)
1	Makoto Takashima (Reelection) (Non-Executive)	Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee Member of the Sustainability Committee	Attended all 11 meetings held after his appointment as Director (100%)
2	Toru Nakashima (Reelection)	Director President (Representative Corporate Executive Officer) Group CEO Member of the Compensation Committee Member of the Sustainability Committee	Attended all 13 meetings (100%)
3	Teiko Kudo (Reelection)	Director Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Group CCO Officer in charge of Compliance Department, Compliance Department, Americas Division, and Anti Money Laundering & Financial Crime Prevention Department	Attended all 13 meetings (100%)
4	Kazuyuki Anchi (Reelection)	Director Senior Managing Corporate Executive Officer Group CFO and Group CSO In charge of Sustainability Division for Fulfilled Growth Officer in charge of Public Relations Department, Corporate Planning Department, Business Development Department, Asset & Wealth Management Strategy Department, Sustainability Planning Department, Sustainability Development Department, Financial Accounting Department, and Accounting Service & Planning Department Member of the Risk Committee	Attended all 11 meetings held after his appointment as Director (100%)
5	Takeshi Mikami (New Candidate) (Non-Executive)	Deputy President and Executive Officer	—
6	Honami Matsugasaki (Reelection) (Non-Executive)	Director Member of the Audit Committee	Attended all 11 meetings held after her appointment as Director (100%)

Candidate No.	Name	Positions and responsibilities at the Company	Attendance of the Board of Directors meeting (attendance rate)
7	Sonosuke Kadonaga (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Audit Committee (Chairman)	Attended all 13 meetings (100%)
8	Jun Sawada (Reelection) (Outside and Independent)	Director Member of the Nominating Committee (Chairman) Member of the Compensation Committee	Attended 10 out of 11 meetings held after his appointment as Director (90%)
9	Yoriko Goto (Reelection) (Outside and Independent)	Director Member of the Audit Committee Member of the Sustainability Committee (Chairman)	Attended all 11 meetings held after her appointment as Director (100%)
10	Isao Teshirogi (Reelection) (Outside and Independent)	Director Member of the Compensation Committee (Chairman) Member of the Risk Committee	Attended all 11 meetings held after his appointment as Director (100%)
11	Norimitsu Takashima (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Compensation Committee	Attended all 11 meetings held after his appointment as Director (100%)
12	Charles D. Lake II (Reelection) (Outside and Independent)	Director Member of the Audit Committee Member of the Risk Committee (Chairman)	Attended all 13 meetings (100%)
13	Jenifer Rogers (Reelection) (Outside and Independent)	Director Member of the Compensation Committee Member of the Sustainability Committee	Attended all 13 meetings (100%)

Notes: 1. "Attendance of the Board of Directors meeting (attendance rate)" represents attendance and attendance rate of the Board of Directors meeting held during FY2025.

2. CEO, CCO, CFO, and CSO each refers to the following.
   CEO: Chief Executive Officer
   CCO: Chief Compliance Officer
   CFO: Chief Financial Officer
   CSO: Chief Strategy Officer

3. Messrs. and Mses. Sonosuke Kadonaga, Jun Sawada, Yoriko Goto, Isao Teshirogi, Norimitsu Takashima, Charles D. Lake II, and Jenifer Rogers meet the "Independence Standards for Outside Directors" set forth by the Company, stated on page 34.

4. The Company has designated Messrs. and Mses. Sonosuke Kadonaga, Jun Sawada, Yoriko Goto, Isao Teshirogi, Norimitsu Takashima, Charles D. Lake II, and Jenifer Rogers as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

(Reference) Specific knowledge and experience expected of candidates for Director and the Company's position

Knowledge and experience	Company's position
Corporate management	As a financial group that conducts business in a wide range of fields, SMBC Group engages in diverse business activities in Japan and overseas. We therefore place great importance on candidates having a high level of insight and expertise in the overall management of the Company acquired through past experience in corporate management, management consulting, etc.
Finance	We engage in commercial banking and other financial services, including leasing, securities, and consumer finance. We therefore place great importance on candidates having a high level of insight and expertise acquired through experience in financial institutions, etc.
Global	Based on our vision we place great importance on candidates having insight and a high level of expertise regarding international business, international affairs, etc., acquired through experience managing global companies and extensive overseas experience.
Legal affairs/ Risk management	In order to ensure that we conduct our business in an appropriate and lawful manner through the effective supervision by the Board of Directors, we place great importance on candidates having a high level of insight and expertise regarding legal affairs, compliance, risk assessment, risk analysis, and risk management.
Financial accounting	Our basic capital policy is to realize sustainable growth in shareholder value by balancing enhancing shareholder returns and investing for growth, predicated on securing financial soundness. To this end, we place great importance on candidates having a high level of insight and expertise regarding finance and accounting in order to ensure accurate financial reporting and build a solid financial foundation.
IT/DX	We utilize digital technology to carry out the digital transformation (DX) of financial business and to create new business models that go beyond the boundaries of existing businesses. To promote these initiatives, we place great importance on candidates having a high level of insight and expertise regarding trends and the latest technologies in the IT/DX field.
Sustainability	We strive to enhance our corporate value in a sustainable manner by creating social value. To continue to upgrade our efforts in promoting sustainability, we place great importance on candidates having a high level of insight and expertise regarding global sustainability trends and the understanding of sustainability challenges.

(Reference) List of the Expertise of the Candidates for Directors (Skills Matrix)

Name	Year of appointment	Committee to be appointed to * ◎ indicates Chairman					Specific knowledge and experience that we expect							Diversity	
		Nominating	Audit	Compensation	Risk	Sustainability	Corporate management	Finance	Global	Legal affairs/ Risk management	Financial accounting	IT/DX	Sustainability	Internationality (foreign nationals)	Gender
Makoto Takashima	2025	○		○		○	○	○	○	○	○	○	○		Male
Toru Nakashima	2024			○		○	○	○	○	○	○	○	○		Male
Teiko Kudo	2021							○	○	○			○		Female
Kazuyuki Anchi	2025			○				○	○	○	○	○	○		Male
Takeshi Mikami	—		○					○		○	○				Male
Honami Matsugasaki	2025		○					○	○	○					Female
Sonosuke Kadonaga	2024	○	◎				○		○	○					Male
Jun Sawada	2025	◎		○			○		○			○	○		Male
Yoriko Goto	2025		○			◎	○	○	○	○	○		○		Female
Isao Teshirogi	2025			◎	○		○		○	○					Male
Norimitsu Takashima	2025	○	○							○					Male
Charles D. Lake II	2023			◎			○	○	○	○				○	Male
Jenifer Rogers	2023			○		○	○	○	○	○		○	○	○	Female

Note: The items listed in "Specific knowledge and experience that we expect" are areas particularly expected of the relevant director candidates and do not represent all of the knowledge and experience possessed by the director candidates.

(Reference) Composition of the Board of Directors (if Proposal No. 3 is approved)



Directors (Internal and Executive) 3 / 13

Directors (Internal and Non-Executive) 3 / 13

Independent Outside Directors 7 / 13 (53.8%)

Composition of the Board of Directors

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

1	Makoto Takashima (March 31, 1958) (Male)
	
	Reelection
	Non-Executive
		Career summary:
		April 1982 Joined Sumitomo Bank
		April 2009 Executive Officer of Sumitomo Mitsui Banking Corporation ("SMBC")
		April 2012 Managing Executive Officer of SMBC
		April 2014 Senior Managing Executive Officer of SMBC
		December 2016 Director and Senior Managing Executive Officer of SMBC
		April 2017 President of SMBC
		June 2017 Director of the Company
		April 2023 Chairman of the Board of SMBC
		June 2023 Retired as Director of the Company
		June 2025 Chairman of the Board of the Company (to present)
		                Retired as Director of SMBC
		
		Position and responsibility at the Company:
		    Chairman of the Board
		    Member of the Nominating Committee
		    Member of the Compensation Committee
		    Member of the Sustainability Committee
		Significant concurrent positions:
		    Director of Kao Corporation
		Attendance of the Board of Directors meeting (attendance rate):
		    Attended all 11 meetings held after his appointment as Director (100%)
		Reasons for nomination as a candidate for Director:
		    Mr. Makoto Takashima has extensive business experience, ability and insight through his many years of involvement in international banking, corporate planning, etc. In addition, since April 2017 he led SMBC as President, since April 2023 he has ruled the Board of Directors of SMBC as Chairman of the Board, and since June 2025 he has ruled the Board of Directors of the Company as Chairman of the Board, thus he is intimately familiar with the business of the group companies of the Company ("the Group"). We believe that he will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.
			256,421 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

2	Toru Nakashima (September 14, 1963) (Male) Reelection	Career summary:
		April 1986 — Joined Sumitomo Bank
		April 2014 — Executive Officer of SMBC
		April 2016 — Managing Executive Officer of SMBC
		April 2017 — Managing Executive Officer of the Company
		March 2019 — Director and Managing Executive Officer of SMBC
		April 2019 — Senior Managing Corporate Executive Officer of the Company
		    Director and Senior Managing Executive Officer of SMBC
		June 2019 — Director Senior Managing Corporate Executive Officer of the Company
		April 2022 — Resigned as Director of SMBC
		March 2023 — Director of SMBC
		April 2023 — Deputy President and Corporate Executive Officer of the Company
		    Director and Deputy President of SMBC
		December 2023 — President of the Company
		    Resigned as Director of SMBC
		June 2024 — Director President of the Company (to present)
		
		Position and responsibility at the Company:
		    Director
		    President (Representative Corporate Executive Officer)
		    Group CEO
		    Member of the Compensation Committee
		    Member of the Sustainability Committee
		Attendance of the Board of Directors meeting (attendance rate):
		    Attended all 13 meetings (100%)
		Reasons for nomination as a candidate for Director:
		    Mr. Toru Nakashima has extensive business experience, ability and insight through his many years of involvement in corporate planning, financial accounting, public relations, sustainability promotion, retail business, corporate banking, administration of group companies, etc. In addition, since December 2023 he has led the Company as President of the Company, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.
			167,857 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
3	Teiko Kudo (May 22, 1964) (Female) Reelection	**Career summary:** April 1987 — Joined Sumitomo Bank April 2014 — Executive Officer of SMBC April 2017 — Managing Executive Officer of SMBC April 2020 — Senior Managing Executive Officer of the Company Senior Managing Executive Officer of SMBC March 2021 — Director and Senior Managing Executive Officer of SMBC April 2021 — Senior Managing Corporate Executive Officer of the Company June 2021 — Director Senior Managing Corporate Executive Officer of the Company April 2024 — Director Deputy President and Corporate Executive Officer of the Company (to present) Director and Deputy President of SMBC (to present) **Position and responsibility at the Company:** Director Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Group CCO Officer in charge of Compliance Department, Compliance Department, Americas Division, and Anti Money Laundering & Financial Crime Prevention Department **Significant concurrent positions:** Director and Deputy President of SMBC **Attendance of the Board of Directors meeting (attendance rate):** Attended all 13 meetings (100%) **Reasons for nomination as a candidate for Director:** Ms. Teiko Kudo has extensive business experience, ability and insight through her many years of involvement in investment banking, risk management, compliance, sustainability promotion, etc., thus she is intimately familiar with the business of the Group. We believe that she will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that she will be appropriate as a Director of the Company, and propose her election.	117,729 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

4	Kazuyuki Anchi (January 3, 1971) (Male) Reelection	**Career summary:**
		April 1993 Joined Sumitomo Bank
		April 2021 Executive Officer of the Company
		                 Executive Officer of SMBC
		April 2023 Managing Executive Officer of the Company
		                 Managing Executive Officer of SMBC
		April 2025 Senior Managing Corporate Executive Officer of the Company
		                 Director and Senior Managing Executive Officer of SMBC (to present)
		June 2025 Director and Senior Managing Corporate Executive Officer of the Company (to present)
		
		Position and responsibility at the Company:
		    Director
		    Senior Managing Corporate Executive Officer
		    Group CFO and Group CSO
		    In charge of Sustainability Division for Fulfilled Growth
		    Officer in charge of Public Relations Department, Corporate Planning Department, Business Development Department, Asset & Wealth Management Strategy Department, Sustainability Planning Department, Sustainability Development Department, Financial Accounting Department, and Accounting Service & Planning Department
		    Member of the Risk Committee
		Significant concurrent positions:
		    Director and Senior Managing Executive Officer of SMBC
		Attendance of the Board of Directors meeting (attendance rate):
		    Attended all 11 meetings held after his appointment as Director (100%)
		Reasons for nomination as a candidate for Director:
		    Mr. Kazuyuki Anchi has extensive business experience, ability and insight through his many years of involvement in corporate planning, financial accounting, public relations, sustainability promotion, digital strategy, etc., thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.
			54,260 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

5	Takeshi Mikami (February 16, 1966) (Male) New Candidate Non-Executive	Career summary:
		April 1988 Joined Sumitomo Bank
		April 2016 Executive Officer of SMBC
		April 2017 Executive Officer of the Company
		April 2019 Managing Executive Officer of the Company
		            Managing Executive Officer of SMBC
		April 2020 Resigned as Managing Executive Officer of the Company
		April 2022 Senior Managing Corporate Executive Officer of the Company
		            Retired as Managing Executive Officer of SMBC
		April 2025 Deputy President and Corporate Executive Officer of the Company
		April 2026 Deputy President and Executive Officer of the Company (to present)
		
		Position and responsibility at the Company:
		    Deputy President and Executive Officer
		Reasons for nomination as a candidate for Director:
		    Mr. Takeshi Mikami has extensive business experience, ability and insight through his many years of involvement in auditing, financial accounting, corporate planning, public relations, corporate banking, etc., thus he is intimately familiar with the business of the Group. We believe that he will contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.
		Other:
		    Mr. Takeshi Mikami is scheduled to resign as Deputy President and Executive Officer of the Company on June 26, 2026.
			131,028 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

6	Honami Matsugasaki (October 2, 1970) (Female)
	
	Reelection
	Non-Executive
		Career summary:
		April 1993 Joined Sumitomo Bank
		April 2021 Executive Officer of the Company
		    Executive Officer of SMBC
		April 2023 Retired as Executive Officer of the Company
		April 2024 Executive Officer of the Company
		    Resigned as Executive Officer of SMBC
		June 2025 Director of the Company (to present)
		
		Position and responsibility at the Company:
		    Director
		    Member of the Audit Committee
		Attendance of the Board of Directors meeting (attendance rate):
		    Attended all 11 meetings held after her appointment as Director (100%)
		Reasons for nomination as a candidate for Director:
		    Ms. Honami Matsugasaki has extensive business experience, ability and insight through her many years of involvement in international banking, auditing, human resource development, etc., thus she is intimately familiar with the business of the Group. We believe that she will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that she will be appropriate as a Director of the Company, and propose her election.
			38,322 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

7	Sonosuke Kadonaga (August 5, 1952) (Male) Reelection Outside and Independent	Career summary:
		April 1976 Joined Chiyoda Corporation
		June 1986 Retired from Chiyoda Corporation
		August 1986 Joined McKinsey & Company, Inc., Japan
		December 1992 Principal (Partner) of McKinsey & Company, Inc., Japan
		June 1999 Director (Senior Partner) of McKinsey & Company, Inc., Japan
		June 2009 Retired from McKinsey & Company, Inc., Japan
		July 2009 Representative of Intrinsics (to present)
		June 2017 Director of SMBC
		June 2024 Director of the Company (to present)
		  Resigned as Director of SMBC
		
		Position and responsibility at the Company:
		  Director
		  Member of the Nominating Committee
		  Member of the Audit Committee (Chairman)
		Attendance of the Board of Directors meeting (attendance rate):
		  Attended all 13 meetings (100%)
		Term of office as Outside Director:
		  1 year and 11 months
		Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:
		  Mr. Sonosuke Kadonaga plays a leading role in the field of management consulting, and has extensive experience as a management consultant and specialized knowledge in corporate management. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in international corporate management and risk management, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Audit Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Nominating Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.
		Other:
		  Mr. Sonosuke Kadonaga had served as Outside Director of SMBC, the Company's subsidiary, for the period from June 2017 to June 2024.
			0 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

8	Jun Sawada (July 30, 1955) (Male)
	
	Reelection
	
	Outside and Independent
		Career summary:
		April 1978 Joined Nippon Telegraph and Telephone Public Corporation (currently NTT, Inc.)
		June 2008 Senior Vice President, Executive Manager of the Corporate Strategy Planning Department, Member of the Board of NTT Communications Corporation (currently NTT DOCOMO BUSINESS, Inc.)
		June 2011 Executive Vice President, Executive Manager of the Corporate Strategy Planning Department, Member of the Board of NTT Communications Corporation (currently NTT DOCOMO BUSINESS, Inc.)
		June 2012 Senior Executive Vice President, Executive Manager of the Corporate Strategy Planning Department, Representative Member of the Board of NTT Communications Corporation (currently NTT DOCOMO BUSINESS, Inc.)
		June 2013 Senior Executive Vice President, Representative Member of the Board of NTT Communications Corporation (currently NTT DOCOMO BUSINESS, Inc.)
		June 2014 Senior Executive Vice President, Representative Member of the Board of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (currently NTT, Inc.)
		June 2018 President and Chief Executive Officer, Representative Member of the Board of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (currently NTT, Inc.)
		June 2020 President and Chief Executive Officer, Representative Member of the Board of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (currently NTT, Inc.)
		June 2022 Chairman and Representative Member of the Board of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (currently NTT, Inc.)
		June 2024 Chairman and Member of the Board of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (currently NTT, Inc.) (to present)
		June 2025 Director of the Company (to present)
		
		Position and responsibility at the Company:
		   Director
		   Member of the Nominating Committee (Chairman)
		   Member of the Compensation Committee
		Significant concurrent positions:
		   Chairman and Member of the Board of NTT, Inc.
		Attendance of the Board of Directors meeting (attendance rate):
		   Attended 10 out of 11 meetings held after his appointment as Director (90%)
		Term of office as Outside Director:
		   11 months
		Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:
			200 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
		Mr. Jun Sawada plays a leading role in the field of corporate management, and has extensive experience as an executive of companies of a high public nature and specialized knowledge in corporate management. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in international corporate management, IT and digital transformation, and sustainability promotion, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Nominating Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Compensation Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election. Supplementary explanation concerning independence: Mr. Jun Sawada currently serves as Chairman and Member of the Board of NTT, Inc.; however, the amount of transactions between the company and the Group for FY2025 was less than 1% of NTT, Inc.'s consolidated net sales and the Company's consolidated gross profit. In addition, outstanding loans from SMBC, the Company's subsidiary, to NTT, Inc. accounted for less than 0.1% of the consolidated total assets of the Company. Furthermore, since NTT, Inc. does not hold common stock of the Company, we believe that he fully satisfies the requirements for the independence as an Outside Director. Other: 1. Mr. Jun Sawada is expected to be appointed as Director of Japan Exchange Group, Inc. on June 19, 2026. 2. Mr. Jun Sawada is expected to be appointed as Director of NIPPON STEEL CORPORATION on June 23, 2026.	

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
9	Yoriko Goto (November 11, 1958) (Female) Reelection Outside and Independent	Career summary: November 1983　Joined Deloitte Haskins and Sells International (currently Deloitte Touche Tohmatsu LLC) March 1987　Registered as a certified public accountant (to present) June 1996　Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC) November 2010　Member of the Management Council of Deloitte Touche Tohmatsu LLC October 2013　Member of Executive Committee in charge of the Financial Services Industry of Deloitte Touche Tohmatsu LLC Member of the Board of Deloitte Touche Tohmatsu Limited June 2018　Chairperson of the Board of Deloitte Tohmatsu Group Chairperson of the Board of Deloitte Touche Tohmatsu LLC Member of the Board of Deloitte Touche Tohmatsu Limited November 2018　Member of the Board of Deloitte Asia Pacific Limited September 2022　Retired as Partner of Deloitte Touche Tohmatsu LLC October 2022　President of Yoriko Goto CPA Office (to present) Director of SMBC June 2025　Director of the Company (to present) Resigned as Director of SMBC Position and responsibility at the Company: 　Director 　Member of the Audit Committee 　Member of the Sustainability Committee (Chairman) Significant concurrent positions: 　Director of Shionogi & Co., Ltd. 　Director of SONY GROUP CORPORATION Attendance of the Board of Directors meeting (attendance rate): 　Attended all 11 meetings held after her appointment as Director (100%) Term of office as Outside Director: 　11 months Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected: 　Ms. Yoriko Goto plays a leading role in the field of financial accounting, and has extensive experience as certified public accountant and specialized knowledge related to financial accounting in general including corporate accounting. Accordingly, we believe that she will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on her knowledge and experience in international corporate management, finance, financial accounting, risk management, and sustainability promotion, we expect her to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Sustainability	0 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
		Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Audit Committee. Based upon the above, we have judged that she will be appropriate as an Outside Director of the Company, and propose her election. Other: 　　Ms. Yoriko Goto had served as an Outside Director of SMBC, the Company's subsidiary, for the period from October 2022 to June 2025.	

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

10	Isao Teshirogi (December 12, 1959) (Male)
	
	Reelection
	
	Outside and Independent
		Career summary:
		April 1982 Joined Shionogi & Co., Ltd.
		June 2002 Director of Shionogi & Co., Ltd.
		April 2004 Director and Executive Officer of Shionogi & Co., Ltd.
		April 2006 Director and Senior Executive Officer of Shionogi & Co., Ltd.
		April 2008 Representative Director and President and CEO of Shionogi & Co., Ltd.
		June 2021 Director of SMBC
		July 2022 Representative Director, President and CEO of Shionogi & Co., Ltd. (to present)
		June 2025 Director of the Company (to present)
		                 Retired as Director of SMBC
		
		Position and responsibility at the Company:
		    Director
		    Member of the Compensation Committee (Chairman)
		    Member of the Risk Committee
		Significant concurrent positions:
		    Representative Director, President and CEO of Shionogi & Co., Ltd.
		    Director of AGC Inc.
		    Director of Japan Exchange Group, Inc.
		Attendance of the Board of Directors meeting (attendance rate):
		    Attended all 11 meetings held after his appointment as Director (100%)
		Term of office as Outside Director:
		    11 months
		Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:
		    Mr. Isao Teshirogi plays a leading role in the field of corporate management, and has extensive experience as an executive and specialized knowledge in corporate management. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in international corporate management and risk management, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Compensation Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Risk Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.
		Supplementary explanation concerning independence:
		    Mr. Isao Teshirogi currently serves as Representative Director, President, and CEO of Shionogi & Co., Ltd.; however, the amount of transactions between the company and the Group for FY2025 was less than 1% of the consolidated net sales of the company and the Company's consolidated gross profit. In addition, outstanding loans from SMBC, the Company's subsidiary, to Shionogi & Co., Ltd. accounted for less than 1% of the consolidated total assets of the Company. Furthermore, although Shionogi & Co., Ltd. holds common stock of the
			0 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
		Company, its holdings represent less than 1% of the Company's total number of shares issued. Thus, we believe that he fully satisfies the requirements for the independence as an Outside Director. Other: 　Mr. Isao Teshirogi had served as an Outside Director of SMBC, the Company's subsidiary, for the period from June 2021 to June 2025.	

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

11	Norimitsu Takashima (October 6, 1961) (Male) Reelection Outside and Independent	Career summary:
		April 1989 Public Prosecutor, Tokyo District Public Prosecutors Office
		December 2012 Director of the Public Security Division, Criminal Affairs Bureau, Ministry of Justice
		January 2014 Director, Trial Division, Tokyo District Public Prosecutors Office
		April 2015 Deputy Director-General, Minister's Secretariat, Ministry of Justice
		July 2017 Chief Prosecutor, Matsuyama District Public Prosecutors Office
		July 2018 Public Prosecutor, Supreme Public Prosecutors Office
		September 2018 Director-General, Human Rights Bureau, Ministry of Justice
		April 2019 Deputy Director-General, Immigration Services Agency
		December 2020 Deputy Vice Minister of Justice, Ministry of Justice
		September 2021 Vice-Minister of Justice, Ministry of Justice
		January 2023 Superintending Prosecutor, Nagoya High Public Prosecutors Office
		July 2024 Resigned as Public Prosecutor
		October 2024 Registered as an attorney at law (to present) Attorney at law at T&K Partners (to present)
		June 2025 Director of the Company (to present)
		
		Position and responsibility at the Company:
		   Director
		   Member of the Nominating Committee
		   Member of the Compensation Committee
		Significant concurrent positions:
		   Director of DENTSU GROUP INC.
		Attendance of the Board of Directors meeting (attendance rate):
		   Attended all 11 meetings held after his appointment as Director (100%)
		Term of office as Outside Director:
		   11 months
		Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:
		   Mr. Norimitsu Takashima plays a leading role in the legal community, and has extensive experience as a public prosecutor and a government official and specialized knowledge of legal affairs in general. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in legal affairs, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in providing accurate suggestions and expressing effective opinions at the Nominating Committee and the Audit Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing his responsibilities as an Outside Director, and therefore propose his election.
			200 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

12	Charles D. Lake II (January 8, 1962) (Male) Reelection Outside and Independent	Career summary:
		June 1990 Entered the Office of the U.S. Trade Representative as Special Counsel
		December 1990 Registered as an attorney at law, admitted in Pennsylvania, the U.S.A. (to present)
		August 1992 Director of Japan Affairs, the Office of the U.S. Trade Representative
		July 1993 Director of Japan Affairs and Special Counsel to the Deputy U.S. Trade Representative, the Office of the U.S. Trade Representative
		January 1995 Attorney at law at Dewey Ballantine LLP
		October 1996 Registered as an attorney at law, admitted in Washington, D.C., the U.S.A. (to present)
		February 1999 Vice President and Counsel of Aflac International, Inc.
		June 1999 Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		January 2001 Senior Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		April 2001 Senior Vice President and General Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		July 2001 Deputy President of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		January 2003 President and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		April 2005 Vice Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		July 2008 Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.)
		January 2014 Director, President of Aflac International, Inc. (to present)
		April 2018 Chairman and Representative Director of Aflac Life Insurance Japan Ltd. (to present)
		June 2023 Director of the Company (to present)
		
		Position and responsibility at the Company:
		    Director
		    Member of the Audit Committee
		    Member of the Risk Committee (Chairman)
		Significant concurrent positions:
		    Director, President of Aflac International, Inc.
		    Chairman and Representative Director of Aflac Life Insurance Japan Ltd.
		Attendance of the Board of Directors meeting (attendance rate):
			900 (Common stock)

| | | Attended all 13 meetings (100%)
Term of office as Outside Director:
　2 years and 11 months
Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:
　Mr. Charles D. Lake II plays a leading role in the field of corporate management, and has extensive experience as an executive of financial institution and specialized knowledge in corporate management. Accordingly, we believe that he will continue to provide opinions timely and adequately to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in international corporate management, finance, diplomacy, international legal affairs, and risk management, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Risk Committee as its Chairman. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.
Supplementary explanation concerning independence:
　Mr. Charles D. Lake II currently serves as Director, President of Aflac International, Inc. and Chairman and Representative Director of Aflac Life Insurance Japan Ltd.; however, the amount of transactions between the two companies and the Group for FY2025 was less than 1% of the consolidated net sales of both companies and the Company's consolidated gross profit. In addition, outstanding loans from SMBC, the Company's subsidiary, to Aflac International, Inc. and Aflac Life Insurance Japan Ltd. accounted for less than 0.1% of the consolidated total assets of the Company. Furthermore, since these two companies do not hold common stock of the Company, we believe that he fully satisfies the requirements for the independence as an Outside Director. | |

		Career summary: September 1989 Joined Haight Gardner Poor & Havens (currently Holland & Knight LLP) December 1990 Registered as an attorney at law, admitted in New York, the U.S.A. (to present) February 1991 Joined the Industrial Bank of Japan Ltd. (currently Mizuho Bank, Ltd.) December 1994 Joined Merrill Lynch Securities Co., Ltd. (currently BofA Securities Japan Co., Ltd.) November 2000 Merrill Lynch Europe Plc (currently Merrill Lynch Europe Limited) July 2006 Merrill Lynch (Asia Pacific) Limited (currently Bank of America Corporation) (Hong Kong) January 2012 Bank of America Merrill Lynch (currently Bank of America Corporation) (New York) November 2012 General Counsel Asia of Asurion Asia Pacific Limited November 2014 General Counsel Asia of Asurion Japan Holdings G.K. January 2021 President of the American Chamber of Commerce in Japan June 2023 Director of the Company (to present) January 2025 General Counsel International of Asurion Japan Holdings G.K. (to present)	

13	Jenifer Rogers
	(June 22, 1963)
	(Female)
	
	Reelection
	
	Outside and Independent
		Position and responsibility at the Company:
		    Director
		    Member of the Compensation Committee
		    Member of the Sustainability Committee
		Significant concurrent positions:
		    General Counsel International of Asurion Japan Holdings G.K.
		    Director of ASICS Corporation
		    Director of Kawasaki Heavy Industries, Ltd.
		Attendance of the Board of Directors meeting (attendance rate):
		    Attended all 13 meetings (100%)
		Term of office as Outside Director:
		    2 years and 11 months
		Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:
		    Ms. Jenifer Rogers plays a leading role in the field of corporate legal affairs, and has extensive experience as an attorney at law, admitted in New York and as an in-house counsel, as well as specialized knowledge of international legal affairs in general. Accordingly, we believe that she will continue to provide opinions timely and adequately to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on her knowledge and experience in international corporate management, finance, international legal affairs, IT and digital transformation, and sustainability promotion, we expect her to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in providing accurate suggestions and expressing effective opinions at the Compensation Committee and the Sustainability Committee. Based upon the above, we have judged that she will be appropriate as an Outside Director of the Company, and propose her election.
		Supplementary explanation concerning independence:
		    Ms. Jenifer Rogers currently serves as General Counsel International of Asurion Japan Holdings G.K.; however, the
			1,800
			(Common stock)

| | | amount of transactions between the company and the Group for FY2025 was less than 1% of both the company's consolidated net sales and the Company's consolidated gross profit. In addition, outstanding loans from SMBC, the Company's subsidiary, to Asurion Japan Holdings G.K. accounted for less than 0.1% of the consolidated total assets of the Company. Furthermore, since Asurion Japan Holdings G.K. does not hold common stock of the Company, we believe that she fully satisfies the requirements for the independence as an Outside Director.

Other:

Ms. Jenifer Rogers is expected to be appointed as Director of Tokyo Electron Ltd. on June 23, 2026. | |

Notes: 1. In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act of Japan (the "Act"), the Company has entered into agreements with Messrs. and Mses. Sonosuke Kadonaga, Jun Sawada, Yoriko Goto, Isao Teshirogi, Norimitsu Takashima, Charles D. Lake II, and Jenifer Rogers to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either ¥10 million or the minimum amount provided for in Article 427, Paragraph 1 of the Act.

2. The Company has entered into indemnity agreements as set out under Article 430-2, Paragraph 1 of the Act with thirteen Directors (Messrs. and Mses. Makoto Takashima, Toru Nakashima, Teiko Kudo, Kazuyuki Anchi, Takeshi Mikami, Honami Matsugasaki, Sonosuke Kadonaga, Jun Sawada, Yoriko Goto, Isao Teshirogi, Norimitsu Takashima, Charles D. Lake II, and Jenifer Rogers), for them to be committed to making bold management decisions without flinching from potential pursuit of liability. Under the agreements, the following measures have been mainly taken to ensure that the appropriateness of the execution of duties by directors and corporate executive officers is not impaired.

   (1) The Company shall indemnify legal fees and other contentious expenses, which is stipulated in Article 430-2, Paragraph 1, Item 1 of the Act as "expenses disbursed to address alleged violations of the provisions of laws and regulations pertaining to the execution of duties or requests received in relation to pursuing liability," to the extent provided for by laws and regulations. However, the Company shall not indemnify any loss arising from the "compensation for damages caused to a third party in relation to the execution of duties" as provided for in Item 2 of the said Paragraph.

   (2) After the payment of the indemnity to a director or corporate executive officer, if the Company comes to know that there is bad faith or gross negligence involved in the execution of his or her duties or other similar fact, the Company shall request him or her for the refund of whole or part of the indemnity paid.

3. The Company has entered into a Directors and Officers liability insurance contract as set out under Article 430-3, Paragraph 1 of the Act with an insurance company, for directors and officers, etc. of the Company or its subsidiary to be committed to making bold management decisions without flinching from potential pursuit of liability. The scope of the insured under the contract is the Directors, Corporate Auditors, Corporate Executive Officers and Executive Officers of the Company and its subsidiaries, namely SMBC, SMBC Trust Bank Ltd., SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, and The Japan Research Institute, Limited. Under the contract, the insured shall be covered for damages by bearing costs of compensation for damages and contentious expenses as a result of claims for damages arising from acts (including omissions) committed by the insured in the course of his or her duties as director or officer, etc. of the Company or its subsidiaries. Each of the candidates for Directors has already been included in the insured, and will continue to be included in the insured as Directors of the Company if this proposal is approved. Moreover, the Company intends to renew such contract after the end of the insurance period.

4. Messrs. and Mses. Sonosuke Kadonaga, Jun Sawada, Yoriko Goto, Isao Teshirogi, Norimitsu Takashima, Charles D. Lake II, and Jenifer Rogers are candidates to serve as Outside Directors.

5. Ms. Jenifer Rogers is an Outside Director of Kawasaki Heavy Industries, Ltd. In 2024, cases of misconduct in submarine repairs and marine diesel engines businesses were revealed at Kawasaki Heavy Industries, Ltd. Ms. Rogers was unaware of these facts, but had always made recommendations primarily regarding the enhancement of Kawasaki Group's governance and legal compliance. Also, since the discovery of these facts, she has continued to appropriately fulfill her responsibilities by making recommendations on uncovering the whole picture of these cases and analyzing causes, and investigating similar cases of misconduct, etc., as well as on measures to prevent recurrence, including the strengthening of compliance frameworks.

(Reference) Initiatives on Equity Holdings

Initiatives to Reduce Equity Holdings

The Group has announced a plan to reduce its equity holdings (formerly referred to as "strategic shareholdings") and is continuously working to reduce the balance.

We achieved our initial plan to reduce the balance by ¥200.0 billion over the three years from March 31, 2023, which was announced in May 2023, in September 2024, one and a half years ahead of schedule.

Following the achievement of this plan, we announced a new plan in November 2024 to reduce the balance by ¥600.0 billion over the five years from March 31, 2024 (the "Plan"). In line with the Plan, we reduced the balance by ¥185.0 billion in FY2024 and by ¥124.0 billion in FY2025. Achieving the Plan will have reduced the balance of equity holdings by more than 90% on a cumulative basis since the establishment of Sumitomo Mitsui Banking Corporation, the Company's subsidiary. We aim to reduce the ratio of the fair value of the balance of our equity holdings to the Company's consolidated net assets to less than 20% during the period of the Medium-Term Management Plan from FY2026 through FY2028.



Changes in the balance of equity holdings
Book value of domestic listed stocks (Note 1)
Fair value of domestic listed stocks (Note 1)
Fair value of equity holdings (Note 2) / consolidated net assets
(Trillions of yen)
6.09
3.82
1.01
32.9%
2.76
0.83
27.3%
3.12
0.70
27.5%
Reduction to be achieved ahead of schedule
Reduction plan
(From FY2024 to FY2028)
Minus ¥600.0 billion
Target: Less than 20%
April 2001
March 2024
March 2025
March 2026
March 2029

Reduction status (since March 31, 2024) (Billions of yen)

Reduction amount		**Minus 309.0**
	FY2024	**Minus 185.0**
	FY2025	**Minus 124.0**
Amount Agreed for Sale (Unsold)		69.0

Note: Figures are rounded to the nearest billion yen.

Notes: 1. On a consolidated basis, excluding investments after March 2020 for the business alliance purpose.
2. Including the balance of deemed held shares as stated in securities reports.

Also, SMBC's equity holdings of domestically listed companies were 777 issues as of March 31, 2025, however, 265 issues were sold in FY2025 (including partial sales), meaning that as of March 31, 2026, we held 655 issues.

Please refer to our website for details and the latest status of our initiatives regarding equity holdings.
https://www.smfg.co.jp/english/company/organization/governance/structure/hold.html

Policy for Equity Holdings

The Group has published its "Policy for equity holdings" as follows.

(1) In principle, the Group does not hold the shares of other companies where "the rationale to hold" those shares cannot be recognized. This policy is in place in order to maintain the Group's financial soundness taking into consideration the standards of globally operating financial institutions and our proactive response to global regulation.

(2) We determine "the rationale to hold" as a case where the shareholding will contribute to increasing the Group's corporate value over the medium to long term. We determine this with comprehensive consideration based on (a) the profitability - through an appropriate assessment and understanding of relevant factors, such as associated risks, costs and returns of the holding, (b) the objectives to hold - such as maintaining and strengthening our relationship, capital and business alliance, restructuring support, and (c) other relevant factors.

(3) We examine "the rationale to hold" on a regular basis. We will sell them by taking into consideration various factors, such as market impact and the financial strategy of the issuers, where an appropriate rationale no longer exists. In the case where we recognize there is good rationale for doing so, we will continue to hold shares.

Examination Results of "the rationale to hold"

Regarding the examination of "the rationale to hold" concerning equity holdings in FY2025 (to which the stocks held as of March 31, 2025 were subject), as a result of the Company's and SMBC's Board of Directors examining all domestic listed stocks, the profitability criteria was found insufficient, with the number of companies at 9.1% and the book value balance at 8.7%, and ultimately stocks for which it was judged that there was no "rationale to hold" had a book value balance of 16.2%. Stocks for which it was judged that there was no "rationale to hold" shall be sold in accordance with the policy for equity holdings and in consideration of various factors such as the influence on the market and the financial strategy of the issuing entity.



Quantitative assessment
Qualitative assessment
Rationality
Response policy, action plan
Discussion for reduction and higher profits
Consent of selling all stocks
Except for the above
Profit results
Criteria not fulfilled
Criteria fulfilled
(Note 1)
Future profits forecast
Examination of profitability
Improvement not forecasted
Improvement forecasted
Achievement situation of holding purpose
(Note 2) Meaningful
No
Yes
Reduction
Sales negotiations (Note 3)
Profit improvement negotiations, and sales negotiations over domestic listed stocks based on the reduction plan
Continue to maintain profitability, and sales negotiations over domestic listed stocks based on the reduction plan

Notes: 1. "No rationality" if unprofitability continued for a certain period of time in a row.
2. Revitalization support, business partnerships, etc.
3. Taking into consideration various factors, such as market impact and the financial strategy of the issuers

(Reference) "Independence Standards for Outside Directors" of the Company

In order for Outside Directors to be judged as independent by the Company, it is necessary that they do not fall under or have not recently (Note 1) fallen under any of the following:

1. Major Business Partner (Note 2)
   (1) A person who has the relationship with the Company or the Sumitomo Mitsui Banking Corporation (SMFG/SMBC) as a major business partner, or a person engaged in the execution of business thereof;
   (2) A person who is a major business partner of SMFG/SMBC, or a person engaged in the execution of business thereof.

2. Specialist
   (1) A legal expert, accounting expert or consultant who has received money or other property from SMFG/SMBC averaging more than ¥10 million per year over the last three years, in addition to any compensation received as a Director or a Corporate Auditor;
   (2) A member of a juridical person or other organizations that provides specialist services, such as a law firm, accounting firm or consulting firm, which has received large amounts of money or other property (Note 3) from SMFG/SMBC.

3. Donations
   A person who has received – or a person engaged in the execution of business thereof – on average over the last three years, donations or other payments from SMFG/SMBC, in excess of the greater of ¥10 million per year or 2% of the recipient's annual sales.

4. Major Shareholder
   A major shareholder of the Company, or a person engaged in the execution of business thereof (including anyone who has been a major shareholder, or a person engaged in the execution of business thereof within the last three years).

5. Close Relative (Note 4)
   A close relative of any person (excluding non-material (Note 5) personnel) who is:
   (1) A person who falls under any of 1 through 4 above; or
   (2) A Director, Corporate Auditor, Corporate Executive Officer, Executive Officer or employee of the Company or a subsidiary thereof.

Note 1. "Recently" denotes a time that can be deemed to be substantively the same as the present; for example, a person is not independent if that person was a major business partner at the time when the proposal electing that person as an Outside Director to the General Meeting of Shareholders was decided.

Note 2. A "Major Business Partner" denotes a person who falls under either or both of the following:
   • A person who has a relationship with SMFG/SMBC as major business partners
     The ratio of said person's sales from transactions with SMFG/SMBC exceeds 2% of the person's consolidated net sales; and
   • A major business partner of SMFG/SMBC
     Said person receives loans from the Sumitomo Mitsui Banking Corporation in excess of 1% of the Company's consolidated total assets.

Note 3. "Large amounts of money or other property" denotes money or other property in excess of 0.5% of the Company's consolidated ordinary income.

Note 4. "Close relative" denotes a spouse or family member within the second degree of kinship.

Note 5. Examples of "material" personnel
   • A director, corporate auditor, or manager-level employee of each company; or
   • In the case of a legal or accounting expert: an attorney at law, a Certified Public Accountant, or holder of a similar professional qualification.

Proposal No. 4 is a proposal proposed by one shareholder.

Shareholder Proposal

Proposal No. 4:   Partial Amendments to the Articles of Incorporation

(Revision to the allocation of authority concerning acquisition of corporation's own shares)

1. Details of the proposal

Article 8 of the existing Articles of Incorporation will be revised as follows.

(Acquisition of Corporation's Own Shares)

Article 8. Unless otherwise provided for in applicable laws and ordinances or by these Articles of Incorporation, when the Corporation acquires for value its own shares, the general meeting of shareholders shall by resolution determine the basic policy concerning the acquisition of the Corporation's own shares, the class of shares to be acquired, the total number of shares that can be acquired, the total acquisition price, and the period when the shares can be acquired.

(2) The Board of Directors may flexibly determine the timing, method, and other specific matters concerning the acquisition of the Corporation's own shares, within the scope of the resolution by the general meeting of shareholders under the foregoing paragraph and in accordance with laws and regulations.

2. Reasons for the proposal

In the outline of the new Medium-Term Management Plan announced in April, the Company stated that it will enhance shareholder value, improve capital efficiency, and prioritize resource allocation to key strategic areas. However, for the Company, which operates in the financial industry, repurchases of its own shares can impact financial soundness, growth investments, shareholder returns, as well as future capacity as a financial intermediary. The Company's repurchases of its own shares in recent times do not appear limited to supplementary measures, and the framework for their implementation is determined by resolutions of the Board of Directors, based on Article 8 of the existing Articles of Incorporation. Shareholder returns through share repurchases of corporation's own shares are unlike dividends in that there is no direct distribution to shareholders, and the method and timing of their implementation are subject to corporation's discretion. Additionally, shareholder involvement cannot be immediately eliminated from the setting of CET1 ratio targets. This proposal does not reject share repurchases of the Company's own shares themselves nor their flexible execution but delegates specific matters to the Board of Directors, while seeking involvement from the general meeting of shareholders in the basic policy and repurchase framework, in light also of the intent of the Companies Act. Accordingly, a revision to the Articles of Incorporation is appropriate from the perspective of appropriate allocation of authority in regard to key capital allocation, accountability, and supervision by shareholders.

[(Note from the Company) The above "Details of the proposal" and "Reasons for the proposal" were translated from those submitted in Japanese by the proposing shareholder.]

Opinion of the Board of Directors of the Company: We oppose this shareholder proposal.
The Company's basic capital policy is to realize sustainable growth in shareholder value by balancing enhancing shareholder returns and investing for growth, predicated on securing financial soundness. In terms of shareholder returns, dividends are the Company's principal approach, while the Company also implements repurchases of its own shares flexibly and timely. The Company regards repurchases of its own shares as a key measure for shareholder returns for improving return on equity (ROE) and earnings per share (EPS). In considering and implementing such repurchases, swift and flexible management decisions that take into account the market environment, the Company's financial performance, stock price, and capital position, as well as opportunities for investing for growth are essential. Accordingly, the Articles of Incorporation of the Company, pursuant to the Companies Act provide that the Company may implement repurchases of its own shares by a resolution of the Board of Directors. The Company believes this framework to be reasonable and appropriate. Moreover, the Company determines and implements flexible repurchases of its own shares based on the situation at the time, up to the distributable amount determined by the Companies Act and under the relevant provisions of our Articles of Incorporation, and provides timely disclosure of the same. This shareholder proposal seeks to require a resolution by the general meeting of shareholders to determine the basic policy concerning share repurchases, the total number of shares that can be acquired, the total acquisition price, and the period when the shares can be acquired. If, as contemplated by this shareholder proposal, share repurchases were to be subject exclusively to resolutions at general meetings of shareholders, the Company may be unable to implement share repurchases in a timely manner, which would impair the flexibility of our capital policy and could impair the Company's corporate value. For the reasons above, the Board of Directors opposes the proposed amendments to the Articles of Incorporation.